Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Myaderm, Inc.
9200 E. Mineral Avenue, Ste. 355
Centennial, CO 80112
https://www.myaderm.com/

Up to $1,069,998.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Myaderm, Inc.
Address: 9200 E. Mineral Avenue, Ste. 355, Centennial, CO 80112
State of Incorporation: DE
Date Incorporated: October 24, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,069,998.00 | 534,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives*</u>

Time-Based:

Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$250+
Advanced Therapy Fast Acting Relief Cream 1.7oz. ($49.99 retail value)

$500+
Advanced RX Fast Acting Relief Cream RX10 1.7oz. ($79.99 retail value)

$1,000+
3 Advanced RX Fast Acting Relief Cream RX20 1.7oz. ($299.97 retail value)

$2,000+
3 Advanced RX Fast Acting Relief Cream RX20 1.7oz., 1 Ultimate Hydration Facial Moisturizer 1.7oz., 1 Ultimate Calming Cream 1.7oz and 1 Ultimate Wrinkle Repair 1.7oz. Set. ($374.94 retail value)

$5,000+

10 Products of choice (up to $999.99 retail value)

$10,000+

20 Products of choice (up to $1,999.80 retail value)

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Myaderm will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

The Company and its Business

Company Overview

Myaderm, Inc. ("Myaderm" or the "Company") is a C-corporation organized under the laws of the state of Delaware that manufactures and distributes effective skin care and pain relief products using cannabidiol (CBD) as a key ingredient. The Company's business model consists of selling through retailers and direct to consumers focused on active individuals and females ages 35-55. Our CBD skin care and pain relief products are available in all 50 states at stores like GNC, Dick's Sporting Goods, Golf Galaxy, Rite Aid, and 7-Eleven as well as direct-to-consumer online. The company has over four years as a leader in the CBD topical market, manufactures the only nationally-sold FDA-compliant portfolio of CBD products and all products contain pure CBD (no THC) from American industrial hemp sources.

Secured Debt: As of June 2020, Myaderm had $362,099 in secured debt with a commercial lender (Context). When GNC filed Chapter 11 at that time it triggered the lender to take actions against the Company due to our line of credit being secured against GNC invoices, which were not going to be paid post-filing. Because the lender was taking action to get the $362,099 immediately, Myaderm filed Chapter 11 sub-section 5 to reorganize the debt and stop the actions. Two Myaderm shareholders, including a company director, Mark Abdou, subsequently bought the debt from the lender, which enabled Myaderm to exit Chapter 11 sub-section 5 in February of 2021.

Competitors and Industry

The CBD industry is currently estimated at approximately $1B and is expected to have substantial growth and is predicted to reach $23B in revenue by 2025.

The Company has several major competitors in the CBD market. Some of the top competitors in our industry include Charlotte's Web, CBDMD and CV Sciences. Charlotte's Web is the industry leader and the Company's primary competition in the CBD industry. In the CBD industry CBDMD also owns a significant market share in the ingested product segment. Charlotte's Web, CBDMD and CV Sciences are direct competitors of similar size and development in the topical segment. Charlotte's Web is currently valued at $146.8M, CBDMD is currently valued at $56.2M and CV Sciences is currently valued at $15.28M.*

Despite the present competitive landscape, the Company believes it stands out in the CBD industry as the category leader in the largest CBD retailer in the U.S., GNC.

* https://www.statista.com/statistics/760498/total-us-cbd-sales/

Current Stage and Roadmap

The Company's Ultimate skin care and topical pain relief products are currently on the market and generating sales. The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, and research and development for our future products. We have several new product launches planned over the next 10 months including skin care serums, facial exfoliants, hand cream, and body cream.

The Team

Officers and Directors

Name: Eric Smart

Eric Smart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 24, 2016 - Present
  Responsibilities: Management of the company. Eric has an annual salary of $144,000 and owns 5,000,000 shares.

- **Position:** Director
  Dates of Service: October 24, 2016 - Present
  Responsibilities: Assess the overall direction & strategy of the business. Eric receives no salary nor equity compensation for his role as Director.

Name: Mark Abdou

Mark Abdou's current primary role is with Libertas Law Firm. Mark Abdou currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 23, 2018 - Present
  Responsibilities: Assess the overall direction & strategy of the business. Mark receives no annual salary and owns 505,000 shares via trust.

Other business experience in the past three years:

- **Employer:** Libertas Law Firm
  Title: Attorney
  Dates of Service: January 21, 2009 - Present
  Responsibilities: Counsel

Other business experience in the past three years:

- **Employer:** Onsomble
  Title: Chairperson, Director
  Dates of Service: November 01, 2020 - Present

Responsibilities: Assess the overall direction & strategy of the business.

Other business experience in the past three years:

- **Employer:** Onsomble
  Title: Director
  Dates of Service: March 01, 2016 - November 01, 2020
  Responsibilities: Assess the overall direction & strategy of the business.

Name: Gerrad Bruce

Gerrad Bruce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Operations
  Dates of Service: May 11, 2020 - Present
  Responsibilities: Overseeing manufacturing. Gerrad has an annual salary of $130,000 and does not receive equity compensation.

Other business experience in the past three years:

- **Employer:** Discover Fresh Foods
  Title: Vice President of Operations
  Dates of Service: July 01, 2011 - October 01, 2019
  Responsibilities: Overseeing manufacturing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient

to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cosmetic industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the

company (or their immediate family members) may make investments i this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Chapter 11 Reorganization

Myaderm had $362,099 in secured debt with a commercial lender (Context) in June of 2020. When GNC filled Chapter 11 at that time it triggered the lender to take actions against the company due to our line of credit being secured against GNC invoices, which were not going to be paid post filing. Because the lender was taking action to get the $362,099 immediately Myaderm filed Chapter 11 sub section 5 to reorganize the debt and stop the actions. Two Myaderm shareholders subsequently bought the debt from the lender, which enabled Myaderm to exit Chapter 11 sub section 5 in February of 2021.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Goble	3,318,608	Common Stock	26.7%
Eric Smart	5,000,000	Common Stock	40.2%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 534,999 of Common Stock.

Common Stock

The amount of security authorized is 95,000,000 with a total of 12,441,942 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferres Stock and to determine the designation of any such series. The of Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $600,000.00
  Use of proceeds: Marketing and capital expenditures
  Date: December 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,142,657.00
  Number of Securities Sold: 12,441,932
  Use of proceeds: The vast majority was used for marketing and advertising. Approximately 10% was used for equipment and R&D.
  Date: July 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,748,679, about flat compared to fiscal year 2020 revenue of $1,787,846. We believe that sales were flat due to an impaired retail environment from COVID lockdowns and uncertainties. Pre-Covid, the Company saw substantially more retail activity with fiscal year 2019 revenue of $6,641,260. We believe the US market is opening up to pre-Covid conditions will result in a dramatic and sustained growth opportunity.

Cost of sales

Cost of sales in 2021 was $391,166, a decrease of $124,225, from costs of $515,391 in fiscal year 2020. The reduction was due to improved efficiencies in production along with sourcing lower-cost ingredients.

Gross margins

2021 gross profit increased by $85,058 over 2020 gross profit and gross margins as a percentage of revenues increased from 71.1% in 2020 to 77.6% in 2021. The increase was due to improved efficiencies in production along with sourcing lower-cost ingredients. The sales channel percentages remained extremely similar.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses and software. Expenses in 2021 decreased $801,525 from 2020. Approximately $500,000 of this decrease was due to a reduction in general and administrative costs.

Historical results and cash flows:

From 2018 to 2019, the Company saw growth from $1.2 million to $6.7 million. The continued growth was massively impaired by COVID and our largest retailer, GNC, restructuring debt. 2020 revenue was $1.7M and 2021 remained flat due to continued COVID impairment. Currently, regulations and mandates are being lifted concerning COVID and we see retail retiring to a comprehensive growth phase. We expect growth rates similar to 2019 achievable if marketing capital is available.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of accounts receivable in the amount of $718,429 and $158,270 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe the funds of this campaign are required to support large-scale marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, over half will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. However, additional funding is not required for the continued operation of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on currently being cash flow positive.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on currently being cash flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a public offering post-StartEngine campaign.

Indebtedness

- **Creditor:** VA Strategies LLC
  Amount Owed: $501,961.00
  Interest Rate: 10.0%
  Maturity Date: November 30, 2025

Related Party Transactions

- **Name of Entity:** Eric Smart
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Personal loan
  Material Terms: $89,778, with an interest rate of 3.5% with options to be repaid with the common shares in the event of employment termination.

- **Name of Entity:** William Goble
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Personal loan
  Material Terms: $169,684, with an interest rate of 3.5% with options to be repaid with the common shares in the event of employment termination. This loan has since been repaid in 2022.

Valuation

Pre-Money Valuation: $24,883,884.00

Valuation Details:

Myaderm Valuation Details

Pre-Money Valuation: $24,883,884

The company determined its pre-money valuation based on multiple factors. First, the company looked at industry comparison and applicable valuations.

Cronos Acquisition of Lord Jones

• Terms: $300 million, $225 million Cash and $75 million Stock

• Multiple: Between 75 to 150 times 2018 Revenue

o Lord Jones' revenue from post September 5th, 2019 acquisition date to December 31st was $3.4 million. That would make their 2019 revenue roughly $10.2 million. The valuation based on the 2019 numbers would roughly be 29 times revenue.

o Cronos CEO and another board member owned 40% of Lord Jones through their private equity vehicle, Gotham Green Partners. They paid $12.8 million for the stake and will make a $107.2 million return.

https://www.marketwatch.com/story/cronos-paid-300-million-for-a-small-cbd-company-and-ceos-private-equity-firm-stands-to-collect-120-million-of-it-2019-11-04

Charlotte's Web Acquisition of Abacus Health

• Terms: $68.2 million, all stock

• Multiple: 4.5 times 2019 revenue of $15.5 million

o Each common share of Abacus was converted into 0.85 shares of Charlotte's Web.

o CBD Medic's revenue in 2019 was $3.7 million.

o Charlotte's Web acquired 11,000 new doors from Abacus.
https://drugstorenews.com/charlottes-web-acquire-abacus-health-products

Canopy Growth Acquires Biosteel

• Terms: $35.8 million for 72% stake in Biosteel, valuing Biosteel at $49.7 million

• Multiple: 2.2 times revenue of $16.58 million

o Biosteel has roughly 10,000 doors in the US and Canada

o Have access to some of the biggest Athletes in the world.
https://www.newswire.ca/news-releases/canopy-growth-announces-purchase-of-majority-stake-in-biosteel-sports-nutrition-inc-812147352.html

Abacus Health Acquires Harmony Hemp

• Terms: $5.5 million, $2.74 million cash and $2.75 in voting shares

• Multiple: 2.5 times 2019 revenue of $2.2 million

o One third of Harmony Hemp's sales were topical analgesics, making roughly $726 thousand.

o Harmony Hemp has over 4,000 doors, and 3,400 of those do not overlap Abacus.

https://www.businesswire.com/news/home/20200211005627/en/Abacus-Health-Products-Announces-Acquisition-of-Harmony-Hemp

Hemp Fusion Buys Apothecanna

• Terms: $15 million through purchase agreement to buy 100% interest in the

company.

• Multiple: 3.75 times 2020 revenue of $4 million.

https://www.hempfusion.com/press-release/hempfusion-signs-definitive-agreement-to-acquire-pioneering-cbd-brand-apothecanna/

Second, the company evaluated its current sales through national and regional retail chains. We have successfully partnered with the leading retailers for CBD related products and our products are sold in all 50 states. We have generated millions of dollars in sales through our retail partners which include Dick's Sporting Goods, GNC, Golf Galaxy, 7-Eleven and Rite Aid.

Third, the company's evaluated projected sales. We calculated projected sales based on previous the high growth rate experienced combined with multiple market deployment. The ability to sell through national retailers in the skin care, topical analgesic and CBD product markets throughout the US allows us to be in tens of thousands of retail doors within a twenty-four to thirty-six-month timeframe.

The Company set its valuation internally, without a formal third party, independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of security, no stock option plans, or other securities with a right to acquire shares outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  64.0%
  Proceeds would be utilized for key market TV commercials, TV commercial production, major league sport sponsorships, Franklin retail services, in-store promotion and Natural EXPO West. Events such as 5k races and league sponsorship such as Major League Rugby would be considered.
- *Working Capital*
  7.5%
  Funds would be utilized for day-to-day operations and unknown expenses. Examples would include large initial orders that require beyond normal raw material expenses.
- *Debt Retirement*
  11.0%
  These funds will be utilized for the retirement of secured debt.
- *Capital Expenditures*
  12.0%
  Proceeds would be utilized for warehouse/manufacturing uplift, equipment purchases & install and additional manufacturing expenses. This will result in

increased scalability and efficiencies.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  64.0%
  Proceeds would be utilized for key market TV commercials, TV commercial production, major league sport sponsorships, Franklin retail services, in-store promotion and Natural EXPO West. Events such as 5k races and league sponsorship such as Major League Rugby would be considered.

- *Working Capital*
  7.5%
  Funds would be utilized for day-to-day operations and unknown expenses. Examples would include large initial orders that require beyond normal raw material expenses.

- *Debt Retirement*
  11.0%
  These funds will be utilized for the retirement of secured debt.

- *Capital Expenditures*
  12.0%
  Proceeds would be utilized for warehouse/manufacturing uplift, equipment purchases & install and additional manufacturing expenses. This will result in increased scalability and efficiencies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.myaderm.com/ (myaderm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/myaderm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Myaderm, Inc.

[See attached]

MYADERM

Myaderm, Inc.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND 2020

(UNAUDITED)

MYADERM, INC.

TABLE OF CONTENTS

KAMM ASSURANCE

8310 South Valley Highway, Suite 300
Englewood, Colorado 80112

Telephone: (720) 724-9039
www.kammassurance.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Myaderm, Inc.

We have reviewed the accompanying financial statements of Myaderm, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Myaderm, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Significant Transactions between Related Parties
We draw attention to Note 10 of the financial statements, which disclosed the nature of the relationship, the description of the transactions, the amounts due from related parties and the settlement terms. In addition, the Management's policies and procedures to identify and approve related party transactions are also described in Note 2. Our conclusion is not modified with respect to this matter.

Kamm Assurance LLC

May 16, 2022

MYADERM, INC.

BALANCE SHEETS

(See independent accountant's review report)

	As of December 31, 2021	As of December 31, 2020
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 137,128	$ 42,856
Accounts receivable, net	548,806	662,280
Prepaid expenses and other current assets	64,263	64,263
Inventory, net	1,107,728	1,243,979
Total current assets	1,857,924	2,013,379
NONCURRENT ASSETS:		
Property and equipment, net	92,922	116,261
Capitalized software and intangible assets, net	38,019	46,073
Other noncurrent assets	798,702	882,155
Total noncurrent assets	929,642	1,044,489
TOTAL ASSETS	**$ 2,787,567**	**$ 3,057,868**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 12,793	$ 738,773
Other current liabilities	183,638	135,809
Total current liabilities	196,431	874,582
NONCURRENT LIABILITIES:		
Notes payable, net of current portion	1,174,394	1,434,461
Other long-term liabilities	307,049	15,844
PPP loans	163,819	169,925
Total noncurrent liabilities	1,645,262	1,620,230
Total liabilities	1,841,692	2,494,813
STOCKHOLDERS' EQUITY:		
Common Stock, $0.0001 par value, 14,466,702 shares issued and outstanding	1,447	1,447
Additional paid-in capital	2,234,134	2,234,134
Accumulated defecit	(1,289,706)	(1,672,526)
Total stockholders' equity	945,874	563,055
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	**$ 2,787,567**	**$ 3,057,868**

The accompanying notes are an integral part of these financial statements.

MYADERM, INC.
STATEMENTS OF OPERATIONS
(See independent accountant's review report)

	Years ended December 31, 2021	Years ended December 31, 2020
Revenue, net	$ 1,748,679	$ 1,787,846
Cost of sales	391,166	515,391
Gross Profit	1,357,513	1,272,455
Operating expenses:		
Sales and marketing	316,425	430,313
General and administrative	1,291,939	1,912,941
Product development	9,531	22,792
Finance	51,746	105,120
Total operating expenses	1,669,641	2,471,166
INCOME (LOSS) FROM OPERATIONS	(312,128)	(1,198,710)
OTHER INCOME (EXPENSE)		
Employee retention credit	51,707	-
PPP Loan forgiveness	153,516	-
Bad debt	-	(225,241)
Other income	610,711	
Interest expense	(43,622)	(132,193)
Total other income(expense)	772,312	(357,434)
Income (loss) before benefit (provision for) income taxes	460,185	(1,556,144)
Income tax expense (benefit)	(77,365)	418,920
NET INCOME (LOSS)	$ 382,820	$ (1,137,224)

The accompanying notes are an integral part of these financial statements.

MYADERM, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2020 and 2019

(See independent accountant's review report)

	Common Stock			Additional Paid-in Capital		Accumulated Defecit		Total Stockholders' Equity
	Shares		Par Value					
BALANCE-December 31, 2019	**14,466,702**	**$**	**1,447**	**$ 2,234,134**	**$**	**(535,302)**	**$**	**1,700,278**
Net Income (Loss)					$	(1,137,224)		
BALANCE-December 31, 2020	**14,466,702**	**$**	**1,447**	**$ 2,234,134**	**$**	**(1,672,526)**	**$**	**563,055**
Net Income (Loss)						382,820		
BALANCE-December 31, 2021	14,466,702	$	1,447	**$ 2,234,134**	**$**	**(1,289,706)**	**$**	**945,874**

The accompanying notes are an integral part of these financial statements.

MYADERM, INC.
STATEMENTS OF CASH FLOWS
(See independent accountant's review report)

	Years ended December 31, 2021	2020
Cash flows from operating activities:		
Net income	$ 382,820	$ (1,137,224)
Adjustments to reconcile net income (loss) to net cash used in Operating Activities		
Depreciation and amortization	31,393	50,262
Provision for doubtful accounts receivable	-	224,655
Deferred taxes	77,365	(418,920)
Changes in operating assets and liabilities		
(Increase) Decrease in trade accounts receivable	113,474	1,529,522
(Increase) Decrease in inventories	136,252	272,592
Increase (Decrease) in trade accounts payable	(787,906)	(473,306)
Decrease in tax payable	1,687	409
Decrease (Increase) in other current liabilities	900	(116,659)
Other, net	-	71,858
Cash flows from operating activities	(44,015)	3,190
Cash flows from investing activities:		
Capital expenditures	-	(41,066)
Cash flows from investing activities	-	(41,066)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	138,286	693,342
Net borrowings under line-of-credit agreement	-	(895,933)
Principal payments of long-term debt	-	-
Cash provided from issuance of common stock	-	-
Payment of cash dividends	-	-
Cash flows from financing activities	138,286	(202,591)
Net decrease (increase) in cash and cash equivalents	(94,272)	240,466
Cash, beginning of year	42,856	283,323
Cash, end of year	$ 137,128	$ 42,856

The accompanying notes are an integral part of these financial statements.

MYADERM, INC.

NOTES TO FINANCIAL STATEMENTS
(See independent accountant's review report)

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Myaderm, Inc. ("Myaderm", "we", "us", "our", or the "company") is a Delaware corporation formed on October 28, 2016, as MYADERM, INC. The Company operates and is headquartered in Centennial, Colorado. The Company also has an office located in Duncan, South Carolina. The fiscal year end is established as December 31.

We formulate, develop, manufacture, and sell skin care and pain relief products that utilize Cannabidiol (CBD) as a key ingredient. We sell our products through national and local retailers along with directly to customers through our website. We provide products with proven pharmaceutical technologies that deliver results. We also strive to ensure the most compelling value in the market with minimized or no price friction for customers. Our mission is to revolutionize how people look and feel through the latest innovations in ingredients and technologies.

Risks and Uncertainties – The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in the information technology.

The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ('U.S. GAAP").

Use of Estimates – The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using

historical experience and other factors, including the current economic environment, and makes
adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Due to the CoVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets which could impact our estimates and assumptions. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this annual report. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021 and 2020, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts Receivable are stated at net realizable value. A receivable is considered past due if the Company has not received payment within the agreed-upon terms. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. The Company does not generally require any security or collateral to support its receivables. In consideration of the impact of the Covid-19 pandemic, the Company adjusted the allowance for doubtful account to $468,561 in 2020, and no additional allowances were accrued in 2021.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of five years for computers and office furniture, three years for software and websites, and 10 years for production equipment.

Intangible Assets – The Company's intangible assets consist primarily of its website and software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method.

Revenue Recognition – Under ASC 606, the Company recognizes revenue when the customer obtains control of the promised goods in an amount that reflects the consideration that the

Company expects to receive. The Company follows the five-step model prescribed under ASC 606:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction price to performance obligations,
- recognize revenue when entity satisfies a performance obligation.

Identifying the performance obligations in the contract

The performance obligation is the promise that the Company makes to transfer its customer a distinct good or service. The Company satisfies this obligation once the product is shipped to the customer.

Disaggregated revenue

The Company has two distinct revenue streams categorized by sales channels: E-commerce revenues and wholesale revenues. E-commerce revenues are generated from sales channel hosted by the Company's own website. Revenues are recognized upon shipment of products. Payments are usually collected when orders are placed. Wholesale transactions are initiated through Electronic Data Interchange (EDI), which is a wholesale client portal provided by our EDI trading partner. Wholesale customers place orders by phone, email, or through an online EDI purchase order form. Payments are collected when purchase orders are placed, or in accordance with the credit terms of pre-approved customer contract. Revenues are recognized upon shipment of products. There are no significant judgements required to determine the transaction price.

The following table represents the disaggregation of revenues by sales channel:

	2021	% of Revenue	2020	% of Revenue
E-commerce net sales	$ 717,020	41%	$ 618,848	35%
Wholesale net sales	1,031,659	59%	1,168,998	65%
Total Net Sales	$ 1,748,679		$ 1,787,846	

Cost of Sales and Inventories – Inventory is recorded at the lower of cost or net realizable value. The cost of finished goods, raw materials and work in progress is determined using the average cost method. The Company regularly reviews inventories for impairment and reserves are established when necessary.

Sales and Marketing – Sales and marketing expenses consist of commissions, travel, trade shows, sponsorships and events, and any advertising or online marketing campaigns. All costs associated with the Company's advertising are expensed as incurred and are included in sales and marketing expenses.

General and Administrative – General and Administrative expenses include payroll, rents, office expenditures, computer hardware, computer software, and other business fees and professional service fees, and other general overhead costs including depreciation to support our operations.

Research and Development – Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Those costs include raw material costs for development, lab equipment, and other services paid for testing of materials.

Impairment of Long-Lived Assets – The Company assesses long-lived assets for impairment in accordance with the provision of Financial Accounting Standards Board ASC 360, *Property, Plant and Equipment.* Long-lived assets are reviewed for impairment whenever the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2021 and 2020, no impairment charge has been recorded.

Income Taxes – Income taxes are accounted for under the asset and liability method. The Company accounts for income taxes pursuant to the provisions of FASB ASC 740, *Accounting for Income Taxes*. This requires an asset and liability approach to calculating deferred income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the carrying amounts and the tax bases of assets and liabilities.

Related Party Transactions – The Company's Board of Directors hold regular meetings to discuss special corporate acts. Only the Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract, execute or deliver any instrument in the name of and on behalf of the corporation. All borrowing and lending activities contracted on behalf of the corporation go through the approval process under the authority of a resolution of the Board of Directors.

Going Concern – In accordance with ASC 205-40, *Presentation of Financial Statements – Going Concern*, on an annual basis, we evaluate whether there are conditions and events that raise substantial doubt about the Company's ability to continue as a going concern within the assessment period, which is one year after the date the financial statements are issued or available to be issued. The evaluation process uses both quantitative and qualitative factors to consider whether the Company will have sufficient cash flows to meet the existing obligations and alleviate any conditions that raise substantial doubt about its ability to continue as a going concern.

We follow two step going concern assessment procedures to: 1). evaluate whether relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (ASC 205-40-50-4); 2). if the aforementioned conditions or events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due in one year after the date that the financial statements are issued, we evaluate whether our plans that are intended to mitigate those conditions and events, when implemented, will alleviate substantial doubt about the Company's ability to continue as a going concern (ASC 205-40-50-6).

NOTE 3- PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2021 and 2020, are composed of the following:

	2021	2020
Computer equipment and software	$ 17,287	$ 17,287
Furniture and office equipment	17,195	17,195
Lab equipment	127,620	127,620
Total property and equipment	162,102	162,102
Less accumulated depreciation	(69,180)	(45,841)
Property and equipment, net	$ 92,922	$ 116,261

Total depreciation expense for the years ended December 31, 2021 and 2020, was $23,339 and $24,264, respectively.

NOTE 4 – CAPITALIZED SOFTWARE AND INTANGIBLES, NET

Capitalized software and intangibles as of December 31, 2021 and 2020, consist of the following:

	2021	2020
Capitalized software	$ 61,225	$ 61,225
Capitalized website	74,075	74,075
Subtotal	135,300	135,300
Less accumulated amortization	(97,281)	(89,227)
Capitalized software and intangibles, net	$ 38,019	$ 46,073

Total amortization expense for capitalized software costs for the years ended December 31, 2021 and 2020, was $8,054 and $25,998, respectively.

NOTE 5 – OTHER LIABILITIES

Other current liabilities as of December 31, 2021 and 2020, are composed of the following:

	2021	2020
Accrued purchases	$ 15,816	$ 78,025
Current portion of Notes Payable	107,167	-
Tax payable	2,859	1,172
Interest payable	38,964	37,781
Operating lease liability	18,831	18,831
Total other current liabilities	$ 183,638	$ 135,809

Other long-term liabilities as of December 31, 2021 and 2020, are composed of the following:

	2021	2020
Other long-term liabilities	$ 297,293	$ -
Deferred tax liability	9,756	15,844
Total other noncurrent liabilities	$ 307,049	$ 15,844

In 2020, the Company filed for Chapter 11 bankruptcy protection to reorganize its obligation towards its creditors. On February 2, 2021, the Company reached a $0.41 per dollar settlement agreement with its non-priority unsecured creditors, and payments are scheduled over a five-year period from the effective date of the court ruling. This reorganization resulted in a long-term liability of $297,293, which includes $114,493 of restructured supplier account payable and restructured note payable of $182,900 outstanding as of December 31, 2021.

NOTE 6 – DEBT

The following is a summary of the Company's debt as of December 31, 2021:

Debt Instrument Name	Interest Rate	Total amount outstanding	Maturity	Warrant Shares	Strike Price
Non-convertible notes	10-12%	$ 280,000	>3 years	180,822	$0.73

Convertible Notes

As of December 31, 2021, the Company had $682,500 in convertible notes with 0.5% interest outstanding. The notes convert to common stock when the Company's aggregated proceeds reach a dollar threshold of $2,000,000. The notes will convert to common stocks at 70% of the price per share paid by the investors in the qualified equity financing.

On November 25, 2020, the Company issued a note for $501,961 with 10% interest. The note can be converted at any time to common stock priced at the lesser of (i) the lower of 10 times Company's 2020 gross revenues, or (ii) a 30% discount to the financing.

Note 7 – Paycheck Protection Plan Loan

Paycheck Protection Plan is a program created by the Coronavirus Aid, Relief and Economic Security Act (the "CARES ACT") in March 2020. The program is managed by the Small Business Administration ("SBA") to guarantee loans to qualified borrowers made through federally insured financial institutions. The PPP loan provides incentives for small businesses to retain employment, and borrowers may be eligible for loan forgiveness if the funds were used for payroll and other eligible operation costs.

As of December 31, 2021, the Company has a $163,819 second round PPP loan outstanding. All loan proceeds were expended within the 24-week covered period for qualified expenditures such as payroll, rent, and other core operational costs that are eligible for obtaining forgiveness. The Company will apply for forgiveness and expect most or all of the loan will be forgiven. In April 2020, the Company received the first round PPP loan at $169,925 and $153,516 was forgiven in 2021.

NOTE 8 – COMMON STOCK

As of December 31, 2021, the Company had 14,466,702 shares of common stock outstanding.

NOTE 9 – INCOME TAXES

Income and Loss before income taxes for the year ended December 31, 2021 and 2020, are as follows:

		2021		2020
Income (loss) before income taxes:	$	460,553	$	(1,556,143)

Provision for income taxes for the year ended December 31, 2021 and 2020, consists of the following:

		2021		2020
Current tax provision				
Federal	$	-	$	-
State and local	$	-	$	-
Total current tax provision	$	-	$	-
Deferred tax provision				
Federal	$	(63,053)	$	341,419
State and local	$	(14,313)	$	77,500
Total current tax provision	$	(77,365)	$	418,920
Provision for income taxes	$	(77,365)	$	418,920

Significant components of the Company's deferred taxes as of December 31, 2021 and 2020, are as follows:

		2021		2020
Federal, state, and city net operating loss carry forwards:	$	517,365	$	600,818
Other deductible temporary differences:	$	-		
Total deferred tax asset before vluation allowance	$	517,365	$	600,818
Valuation allowance	$	-	$	-
Total deferred tax assets - net of valuation allowance	$	517,365	$	600,818
Deferred Tax liability	$	(9,757)	$	(15,844)
Net deferred tax assets	$	507,609	$	584,974

In 2020, new tax provisions in the CARES Act removed the Net Operating Loss (NOL) carry forward limits. The coronavirus pandemic relief bill allowed NOLs arising in tax years beginning in 2018, 2019 and 2020 to be carried back for a period of five years and carried forward indefinitely. NOL arising in a tax year beginning in 2021 or later may not be carried back and instead must be carried forward indefinitely. As of December 31, 2021, the Company's remaining NOL balances are from tax year 2018 and 2021, which can be carried forward indefinitely. As such, the Company assessed no valuation allowances to Deferred Tax Assets that are mainly attribute to NOL.

The Company is subject to income taxes in the U.S. federal jurisdiction and Colorado state jurisdiction, and possibly other state jurisdictions when out-of-state income tax nexus is established. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgement to apply.

NOTE 10 – RELATED-PARTY TRANSACTIONS

On December 31, 2018, two executives of the Company, the CEO and the COO and both 34.6% shareholders, borrowed $89,778 and 169,684 from the Company at a stated interest rate of 3.5%. These notes remain outstanding as of December 31, 2021, and with options to be repaid with the common shares in the event of employment termination.

NOTE 11 – SUBSEQUENT EVENTS

On January 5, 2022, the Company repurchased 334,971 common shares at $0.0955 per share for an approximate consideration of $32,000. These shares were subsequently retired.

The Company has performed evaluation of subsequent events through May 16, 2022, which is the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Myaderm

Revolutionizing Pain Relief & Skin Care with CBD


MYADERM
Revolutionizing How You Look And Feel

Website | Centennial, CO | RETAIL

We believe Myaderm is revolutionizing how you look and feel. The revolution started in 2017 with innovative cannabidiol (CBD) products that deliver effective results. Today, as a leading brand distributed coast to coast, we continue our commitment to dramatically improve how you look and feel.

$0.00 raised

0 Investors	$24.9M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Over three years sold coast to coast through national retailers like GNC, Rite Aid, Dick's Sporting Goods, Golf Galaxy, 7-Eleven.
- One of the only nationally sold CBD brand portfolios that is FDA compliant.
- The US skin care market size is $18 billion and the US topical pain relief market size is $3 billion.*

*Market statistics provided by Statista (source, source)

Revolutionizing how you look and feel

Myaderm formulates, develops, manufactures, and sells skin care and pain relief products that utilize CBD as a key ingredient. We sell our products through national and local retailers, as well as directly to customers through our website. We provide products with **proven pharmaceutical technologies that deliver results**.

We are committed to providing the most compelling value in the market with minimized or no price friction for customers. Our mission is to revolutionize how people look and feel through the latest innovations in ingredients and technologies.


Pain Relief
Fast Acting

THE PROBLEM

CBD products that have low concentrations and lack technologies don’t deliver

There is a significant amount of confusion and misinformation about topical CBD products. The primary problem is with brands that rely on other well known ingredients (e.g. menthol, lidocaine) to get an effect. Those topical products also have incredibly low concentrations of CBD and lack any capable technologies (e.g. transdermal delivery, emulsification) that allow CBD to deliver results.


MYADERM
ADVANCED SPORT
2400MG
CBD

THE SOLUTION

Myaderm uses CBD and pharmaceutical technologies for fast acting relief and clear results


Advanced Pain Relief
ADVANCED RX20
10,000MG
CBD
MYADERM
ADVANCED SPORT
FAST ACTING RELIEF CREAM
2400MG
CBD
CONTAINS NO THC
MYADERM
ADVANCED THERAPY
FAST ACTING RELIEF CREAM
2400MG
CBD
CONTAINS NO THC

Pain Relief Competitive Advantages:

- Transdermal: drives CBD into muscle and connective tissue.
- Non-greasy and fast absorbing: other brands use oil-bases to hold CBD.
- Emulsification: high concentration of CBD in a water-bases.
- In-house formulation and manufacturing: does not utilize contract manufacturers with stock formulas.


Ultimate Skin Care
ULTIMATE HYDRATION
ULTIMATE CALMING
ULTIMATE WRINKLE REPAIR
PRO-RETINOL
1000MG CBD
300MG CBD

Skin Care Competitive Advantages:

- Gel-Cream technology that is non-greasy and fast absorbing: other brands use oil-bases to hold CBD.
- Key Ingredients paired with CBD: Hyaluronic Acid, Pro-Retinol.
- Emulsification: high concentration of CBD in a water-bases.
- In-house formulation and manufacturing: does not utilize contract manufacturers with stock formulas.


01:13

INNOVATIVE

Industry leading IP and pharmaceutical technologies utilized in all products. We do not use contract manufacturers with stock formulas.

SCALABLE

Cost reduction and quality control with internal manufacturing and fulfillment expertise. We manufacture and formulate all products.

GLOBAL

FDA compliant and therapeutic products create rapid and sustainable sales.

THE MARKET

One of the only FDA-compliant CBD product portfolios sold coast-to-coast


U.S. SKINCARE MARKET
Projected Market Value:
$23.5B by 2026
w/ 4.18% CAGR.
Sun Protection
Face
Body
Baby & Child
$17.6B
$18.1B
$20.0B
2020
2021
2022

(source)

Skin care, as a market segment, is growing faster than any other part of the beauty industry. Sales of skincare products grew by 13% last year in the United States, while makeup grew by only 1% in the same period. Online beauty retailers grew 24% in that time, with skincare leading the way. (source)


MYADERM | ULTIMATE WRINKLE REPAIR
00:30

Within the topical pain relief category, the rising incidences of arthritis, joint pain, and diabetic neuropathy is driving the industry growth. The growing geriatric population in the US is providing further impetus to the industry. Fewer side effects induced by topical pain relief related to oral medicine is driving the industry forward. Greater accessibility and growing awareness of topical pain medications are further aiding the industry growth.


U.S. TOPICAL PAIN RELIEF MARKET
2019
$2.612B
2027
$3.272B
The market is projected to grow at a CAGR of 3.7%

(source)

OUR TRACTION

Nationally distributed & selling online

Myaderm has succeeded at the national level with coast to coast sales through national retailers like GNC, Rite Aid, Dick's Sporting Goods, Golf Galaxy, 7-Eleven.

MYADERM'S RETAIL PARTNERS

GOLF GALAXY · 7 ELEVEN · GNC LIVE WELL · DICK'S SPORTING GOODS · RITE AID

TESTIMONIALS


ULTIMATE
HYDRATION
CBD

Love it! Fixed problem areas that have been issues forever.

Patricia S, Verified Buyer

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Welcome to revolution in pain relief and skin care

We are dedicated to being leaders in the skin care and pain relief markets to revolutionize how people look and feel.


00:23

Meet Our Team



Eric Smart

Chief Executive Officer

•CEO of a contract food manufacturer

•Managing Partner of an industrial automation firm that ran projects for Teva Pharmaceuticals, Edwards Lifesciences and Dean Foods

•BA from The Citadel in Charleston, SC

•MBA from The University of California, Irvine



Mark Abdou

Chief Legal Officer

•Managing Partner of a law firm

•Specialization in corporate securities and finance for private and public companies

•BA from The University of Southern California

•JD from The University of California, Berkley



Karen Chin

Vice President of Brand Creative

•Director of a design agency

•Brand consultant for Hanes, Celestial Seasonings and other beauty and natural food brands

•Adjunct faculty for Rocky Mountain College of Art and Design

•BA from Rhode Island School of Design



Gerrad Bruce

Vice President of Operations

•Vice President of Operations for Duke Foods

•Private label manufacturing for Sam's Club, HEB and Publix

•SQF certification and audit experience

•BS from Clemson University

•MBA from Clemson University

Offering Summary

Company	Myaderm, Inc.
Corporate Address	9200 E. Mineral Avenue, Ste. 355, Centennial, CO 80112
Offering Minimum	$10,000.00
Offering Maximum	$1,069,998.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	534,999
Price per Share	$2.00
Pre-Money Valuation	$24,883,884.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Time-Based:

Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$250+
Advanced Therapy Fast Acting Relief Cream 1.7oz. ($49.99 retail value)

$500+
Advanced RX Fast Acting Relief Cream RX10 1.7oz. ($79.99 retail value)

$1,000+
3 Advanced RX Fast Acting Relief Cream RX20 1.7oz. ($299.97 retail value)

$2,000+
3 Advanced RX Fast Acting Relief Cream RX20 1.7oz., 1 Ultimate Hydration Facial Moisturizer 1.7oz., 1 Ultimate Calming Cream 1.7oz and 1 Ultimate Wrinkle Repair 1.7oz. Set. ($374.94 retail value)

$5,000+

10 Products of choice (up to $999.99 retail value)

$10,000+

20 Products of choice (up to $1,999.80 retail value)

All perks occur when the offering is completed.

The 10% StartEngine OWNers' Bonus

Myaderm will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Script:

Rachel: Hi and welcome. I am so glad you are here with us today. So, it's no secret that the CBD market is taking the country by storm. People are choosing CBD right now because it is both powerful and natural and so I am excited to introduce to you today, Eric Smart, he is the founder and CEO of Myaderm. Now this company is creating a line of skincare and pain relief products that are revolutionizing how you feel and how you look. This is really exciting.

Eric: Well, I'm excited.

Rachel: I know people who are interested in both skincare and pain relief. So, but first, I would like to start with, how did you get into this industry?

Eric: In 2017, we looked at CBD and as it was emerging into the market, and when we looked at the clinical literature, we saw it had real capabilities, I mean serious capabilities. Anti-inflammatory, anti-bacterial, emollients, so it moisturizes. So, we are looking at this, like man, we could really do something with this, and we wanted to look at how we could use our expertise and pharmaceutical technologies and deploy it into the market and make products that really help people. And what we found is, pain relief and skincare and our mission is to make people look better and feel better.

Rachel: So, you just mentioned you have a history in pharmaceutical products as well, which is going to speak into what you created. Can you go into a little more detail there?

Eric: Sure, so I have worked in commercial pharmaceutical and the pharmacy industry, building out facilities and learning all the capabilities needed to manufacture these types of products that we make today.

Rachel: Wow, so you guys have some extra expertise.

Eric: We do.

Rachel: In this field.

Eric: We do.

Rachel: Which is really important, so how big is the market right now, and what do see going forward?

Eric: So, we're technically in the skincare and pain relief markets and pain relief is going to be about topical pain relief is about 3 billion in the U.S. Skincare in the U.S. is going to be about 18 billion. But some people do like, how about CBD, just CBD companies and that's going to be about a billion dollars, but the real industries are pain relief and skincare.

Rachel: Pretty big. So, what is the future then for Myaderm?

Eric: As stated, we are in the pain relief and skin care markets, so, we are passionate about revolutionizing those markets. We see the ability to use pharmaceutical technologies, this new ingredient CBD and other ingredients and introduce things that have not existed before and capabilities that haven't, so we want to be leaders in pain relief and skin care market and that's what we are doing with StartEngine. We're raising the cash to be able to market and increase our distribution and grow the company as rapidly as possible.

Rachel: So, you do not want to miss your chance to become part of the Myaderm family. You're going to invest today directly through StartEngine. Thanks so much for joining us.

Video #2 Script:

Voice over: A revolutionary breakthrough in skin care. Introducing Myaderm Ultimate Wrinkle Repair. Give fine lines and wrinkles a powerful one, two punch with age defying pro-retinol and 1,000 milligrams of soothing CBD for fast wrinkle repair without the irritation of other creams.

Actress: Powerful, soothing results like you've never seen before.

Voice over: Myaderm Ultimate Wrinkle Repair, your skin care revolution starts now.

Video #3 Script:

Rachel: So, what is the future then for Myaderm?

Eric: Myaderm, is succeeding in the pain relief and skin care market. We use CBD to get great results in both of these markets and we want to not just succeed but lead in those and that is why we are using StartEngine. So, we can build out the marketing to help people be aware of the products and increase the distribution so they can go buy it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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